For Immediate Release

Sears Canada Receives Court Approval to Proceed with Liquidation Sales at all Sears locations

Protection Under CCAA Extended to January 22, 2018

Company Provides Update on After-Sale Service and Announces Leadership Change

Toronto, ON, October 16, 2017 - Sears Canada Inc. (“Sears Canada”, “Sears” or the “Company”) is announcing that it has received approval from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to proceed with a liquidation of all of its inventory and furniture, fixtures and equipment located at its remaining stores (the “Liquidation Sales”). The Liquidation Sales are expected to commence on October 19.

Sears Canada and certain of its subsidiaries (the “Sears Canada Group”) were granted an Initial Order and protection under the Companies’ Creditors Arrangement Act (“CCAA”) on June 22, 2017. As authorized by the Court, the Company, with the assistance of its financial advisors, conducted a comprehensive sale and investment solicitation process to seek out proposals for the acquisition of, or investment in, the Sears Canada Group's business, assets and/or leases. Sears Canada received and obtained court approval of going-concern transactions for various lines of business but following exhaustive efforts, no viable transaction for the Company to continue as a going concern has been received to date. Accordingly, Sears Canada, with the recommendation of its advisors and approval of the Monitor, FTI Consulting Inc., sought and received an order authorizing the Company to proceed with the Liquidation Sales. The Court also extended the Stay Period to January 22, 2018.

Sears Canada has a long and well-documented history of being a great place to shop and work. Sears thanks its customers for their loyalty and support since 1953, when it began serving Canadians coast to coast under its then corporate name, Simpsons-Sears Ltd. Sears also extends heartfelt thanks to its associates, both current and former, who helped build the Company into what was, for much of its existence, Canada’s number one retailer, providing great value through quality products, exceptional services and outstanding prices. Sears, thanks to the dedication and hard work of its associates, also earned a reputation of trust and goodwill providing significant financial and moral support to community groups and charitable organizations that reflected the interests of the communities that Sears served. Over the past 18 months, Sears Canada had embarked on a reinvention plan that had begun to gain traction with customers. Unfortunately, despite the outstanding efforts of dedicated associates across the Company, Sears Canada does not have the financial resources to provide it with the time necessary to complete its reinvention.

After October 18, Sears will no longer be in a position to honour Sears Protection Agreements to customers. Most merchandise normally sold by Sears comes with a one-year manufacturer’s warranty, which will be available to customers directly from the manufacturers as is presently the case. Refunds on protection agreements will be allowed to customers that have purchased them within the past 30 days per normal procedures. Servicing on furniture and mattresses under the Guardsman (Valspar) protection plan will continue to be honoured in accordance with the protection plan documentation provided to customers at time of purchase. Delivery service will continue to be available until November 30, 2017. The Company will continue to accept Sears gift cards and redeem Sears Club Points during the liquidation period. During the liquidation period, all sales will be final and not returnable or exchangeable. Sears continues to seek a purchaser for the Sears Canada Product Repair Services (PRS) business but the terms upon which an acquirer of that business would provide services to Sears customers are not known at this time.

Leadership Announcement

Brandon G. Stranzl has resigned from the Board of Directors. In light of the liquidation, his services are no longer required as Executive Chairman. The Company thanks Brandon for his service to Sears Canada and wishes him well in the future.

Additional Information

The contractual joint venture (“JV”) of Gordon Brothers Canada ULC, Hilco Global (through its Canadian division, Merchant Retail Solution ULC), Tiger Capital Group, LLC and Great American Group , LLC (through its Canadian division GA Retail Canada ULC) has been retained by the Company to operate the Liquidation Sales at all of its full-line and Sears Home locations. The JV group has significant experience in Canada, having conducted the liquidation sale in the Sears Canada stores previously announced for closing this summer as well as liquidation sales for other retailers in Canada including Target Stores, Express and BCBG.

Copies of Sears Canada’s motion materials are available on the Monitor’s website at http://cfcanada.fticonsulting.com/searscanada. Information regarding the CCAA process may also be obtained by calling the Monitor’s hotline at 416-649-8113 or 1-855-649-8113 (toll free), or by email at searscanada@fticonsulting.com. Sears Canada will continue to provide updates regarding its restructuring as developments warrant.

About Sears Canada

Sears Canada Inc. is an independent Canadian digital and store-based retailer whose head office is in Toronto. The Company operates as a separate entity from its U.S.-based co-founder, now known as Sears Holdings Corp., based in Illinois.

Forward Looking Information

Certain matters set forth in this news release including, but not limited to, statements with respect to the Sears Canada Group’s CCAA application and proceedings are forward looking. These forward-looking statements reflect management’s current views and are based on certain assumptions, including assumptions as to future operating conditions and courses of action, restructuring alternatives, economic conditions, and other factors that management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including the risk that the restructuring may be protracted as well as those risks and uncertainties identified under the heading “Risks and Uncertainties” in Sears Canada’s management’s discussion and analysis for the 52-week period ended January 28, 2017, and for the 13-week period ended April 29, 2017, available at www.sedar.com. These forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances.

For more information regarding the Sears Canada Restructuring

Enquiries for the Monitor may be directed to:
FTI Consulting:
Telephone: 416.649.8113 Toll Free: 1 855-649-8113 Email: searscanada@fticonsulting.com
Web: http://cfcanada.fticonsulting.com/searscanada.

Media Contact:

Joel Shaffer
jshaffer@longviewcomms.ca

Peter Block
pblock@longviewcomms.ca